Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Third Quarter of 2024

BEIJING, CHINA, December 9, 2024 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading player in mainland China’s online social networking space, today announced its unaudited financial results for the third quarter of 2024.

Third Quarter of 2024 Highlights

•	Net revenues decreased by 12.1% year over year to RMB2,674.7 million (US$381.1 million*) in the third quarter of 2024.

•	Net income attributable to Hello Group Inc. decreased to RMB449.4 million (US$64.0 million) in the third quarter of 2024, from RMB546.4 million in the same period of 2023.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) decreased to RMB493.3 million (US$70.3 million) in the third quarter of 2024, from RMB605.9 million in the same period of 2023.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.46 (US$0.35) in the third quarter of 2024, compared to RMB2.75 in the same period of 2023.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.70 (US$0.38) in the third quarter of 2024, compared to RMB3.05 in the same period of 2023.

•	Monthly Active Users (“MAU”) on Tantan app were 12.0 million in September 2024, compared to 15.7 million in September 2023.

•

For the Momo app total paying users was 6.9 million for the third quarter of 2024, compared to 7.8 million for the same period last year. Tantan had 0.9 million paying users for the third quarter of 2024 compared to 1.4 million from the year ago period.

First Nine Months of 2024 Highlights

•	Net revenues decreased by 11.9% year over year to RMB7,926.5 million (US$1,129.5 million) for the first nine months of 2024.

•	Net income attributable to Hello Group Inc. was RMB852.3 million (US$121.5 million) for the first nine months of 2024, compared to RMB1,505.1 million during the same period of 2023.

•

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,002.4 million (US$142.8 million) for the first nine months of 2024, compared to RMB1,710.0 million during the same period of 2023.

•	Diluted net income per ADS was RMB4.51(US$0.64) for the first nine months of 2024, compared to RMB7.52 during the same period of 2023.

•	Non-GAAP diluted net income per ADS (note 1) was RMB5.31(US$0.76) for the first nine months of 2024, compared to RMB8.53 during the same period of 2023.

“Q3 2024 was a fruitful quarter for us. We delivered satisfactory financial results and executed well against our strategic priorities across all business lines,” commented Yan Tang, Chairman and CEO of Hello Group. “ Our overseas business reaccelerated growth thanks to improved operational efficiency. Our team made good progress in advancing the localization process and expanding our product offering. This gives us more confidence to continue to invest firmly in more diversified overseas markets.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.0176 to US$1.00, the effective noon buying rate for September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

Third Quarter of 2024 Financial Results

Net revenues

Total net revenues were RMB2,674.7 million (US$381.1 million) in the third quarter of 2024, a decrease of 12.1% from RMB3,042.8 million in the third quarter of 2023.

Live video service revenues were RMB1,286.4 million (US$183.3 million) in the third quarter of 2024, a decrease of 16.0% from RMB1,530.8 million during the same period of 2023. The decrease was primarily attributable to our proactive operational adjustments to de-emphasize large scale competition events in the Momo app and a soft consumer sentiment in the current macro environment, and to a lesser degree, Tantan pivoting away from the less dating-centric live video service.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,356.3 million (US$193.3 million) in the third quarter of 2024, a decrease of 7.5% from RMB1,466.7 million during the same period of 2023. The decrease was primarily due to our product adjustments to improve Momo app’s ecosystem as well as the impact of the macro economy on consumer sentiment, and to a lesser extent, the decline in Tantan’s paying users which was in turn due to the decline in user base and the short-term impact of the product upgrade on new user paying conversions. The decrease was partially offset by the revenue growth from the new standalone apps.

Mobile marketing revenues were RMB30.7 million (US$4.4 million) in the third quarter of 2024, compared to RMB30.7 million during the same period of 2023.

Net revenues from the Momo segment decreased from RMB2,743.1 million in the third quarter of 2023 to RMB2,462.3 million (US$350.9 million) in the third quarter of 2024, primarily due to the decrease in net revenues from value-added service and live video service on Momo app. The decrease was partially offset by the revenue growth of the new standalone apps. Net revenues from the Tantan segment decreased from RMB295.0 million in the third quarter of 2023 to RMB212.1 million (US$30.2 million) in the third quarter of 2024, mainly due to the decrease in net revenues from live video service and value-added service.

Cost and expenses

Cost and expenses were RMB2,286.2 million (US$325.8 million) in the third quarter of 2024, a decrease of 7.1% from RMB2,461.1 million in the third quarter of 2023. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to live video service on Momo app and Tantan app, and a decrease in revenue sharing with virtual gift recipients of virtual gift service on Momo app. The decrease was partially offset by an increase in revenue sharing with virtual gift recipients for new standalone apps; and (b) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs and the newly granted share options which had lower fair value.

Non-GAAP cost and expenses (note 1) were RMB2,242.2 million (US$319.5 million) in the third quarter of 2024, a decrease of 6.6% from RMB2,401.6 million during the same period of 2023.

Income from operations

Income from operations was RMB410.7 million (US$58.5 million) in the third quarter of 2024, compared to RMB621.8 million during the same period of 2023. Income from operations of the Momo segment was RMB397.5 million (US$56.7 million) in the third quarter of 2024, which decreased from RMB618.6 million in the third quarter of 2023. Income from operations of the Tantan segment was RMB14.7 million (US$2.1 million) in the third quarter of 2024, which decreased from RMB24.0 million in the third quarter of 2023.

Non-GAAP income from operations (note 1) was RMB454.7 million (US$64.8 million) in the third quarter of 2024, compared to RMB681.2 million during the same period of 2023. Non-GAAP income from operations of the Momo segment was RMB441.0 million (US$62.8 million) in the third quarter of 2024, which decreased from RMB674.5 million in the third quarter of 2023. Non-GAAP income from operations of the Tantan segment was RMB15.2 million (US$2.2 million) in the third quarter of 2024, compared to RMB27.6 million in the third quarter of 2023.

Income tax expenses

Income tax expenses were RMB95.3 million (US$13.6 million) in the third quarter of 2024, compared to RMB158.1 million in the third quarter of 2023. The decrease in income tax expenses was primarily due to the lower profit in the third quarter of 2024, and to a lesser extent, lower withholding tax rate due to our eligibility for a preferential tax rate since the beginning of the year.

Net income

Net income was RMB449.4 million (US$64.0 million) in the third quarter of 2024, compared to RMB542.2 million during the same period of 2023. Net income from the Momo segment was RMB436.4 million (US$62.2 million) in the third quarter of 2024, compared to RMB540.0 million in the same period of 2023. Net income from the Tantan segment was RMB14.4 million (US$2.1 million) in the third quarter of 2024, compared to RMB23.0 million in the third quarter of 2023.

Non-GAAP net income (note 1) was RMB493.3 million (US$70.3 million) in the third quarter of 2024, compared to RMB601.6 million during the same period of 2023. Non-GAAP net income from the Momo segment was RMB479.9 million (US$68.4 million) in the third quarter of 2024, which decreased from RMB595.9 million in the third quarter of 2023. Non-GAAP net income of the Tantan segment was RMB14.9 million (US$2.1 million) in the third quarter of 2024, compared to RMB26.6 million in the third quarter of 2023.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB449.4 million (US$64.0 million) in the third quarter of 2024, compared to RMB546.4 million during the same period of 2023.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB493.3 million (US$70.3 million) in the third quarter of 2024, compared to RMB605.9 million during the same period of 2023.

Net income per ADS

Diluted net income per ADS was RMB2.46 (US$0.35) in the third quarter of 2024, compared to RMB2.75 in the third quarter of 2023.

Non-GAAP diluted net income per ADS (note 1) was RMB2.70 (US$0.38) in the third quarter of 2024, compared to RMB3.05 in the third quarter of 2023.

Cash and cash flow

As of September 30, 2024, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB14,782.2 million (US$2,106.4 million), compared to RMB13,478.5 million as of December 31, 2023.

Net cash provided by operating activities in the third quarter of 2024 was RMB341.0 million (US$48.6 million), compared to RMB582.5 million in the third quarter of 2023.

First Nine Months of 2024 Financial Results

Net revenues for the first nine months of 2024 were RMB7,926.5 million (US$1,129.5 million), a decrease of 11.9% from RMB8,999.4 million in the same period of 2023.

Net income attributable to Hello Group Inc. was RMB852.3 million (US$121.5 million) for the first nine months of 2024, compared to RMB1,505.1 million during the same period of 2023.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,002.4 million (US$142.8 million) for the first nine months of 2024, compared to RMB1,710.0 million during the same period of 2023.

Diluted net income per ADS was RMB4.51 (US$0.64) during the first nine months of 2024, compared to RMB7.52 in the same period of 2023.

Non-GAAP diluted net income per ADS (note 1) was RMB5.31 (US$0.76) during the first nine months of 2024, compared to RMB8.53 in the same period of 2023.

Net cash provided by operating activities was RMB1,216.4 million (US$173.3 million) during the first nine months of 2024, compared to RMB1,861.3 million in the same period of 2023.

Recent Development

Share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares up to June 6, 2024 (the “Share Repurchase Program”). On March 14, 2024, Hello Group’s board of directors approved to amend the Share Repurchase Program to (i) extend the term of the Share Repurchase Program up to June 30, 2026, and (ii) upsize the Share Repurchase Program so that the Company is authorized to, from time to time, acquire up to an aggregate of US$286.1 million worth of its shares in the form of ADSs and/or the ordinary shares of the Company in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

As of December 9, 2024, the Company has repurchased 40.0 million ADSs for US$238.4 million on the open market under Share Repurchase Program announced on June 7, 2022 and amended on March 14, 2024, at an average purchase price of US$5.94 per ADS.

Business Outlook

For the fourth quarter of 2024, the Company expects total net revenues to be between RMB2.56 billion to RMB2.66 billion, representing a decrease of 14.7% to 11.4% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and such adjustment has no impact on income tax.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation and such adjustment has no impact on income tax. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Monday, December 9, 2024, at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on December 9, 2024).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10043397-w4b3f5.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through December 16, 2024. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10043397

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in mainland China’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill, and Duidui, which target more niche markets and more selective demographics.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the fourth quarter of 2024, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2024 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter of 2024 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended September 30			First nine months Ended September 30
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	1,530,797	1,286,442	183,317	4,548,986	3,828,003	545,486
Value-added service	1,466,727	1,356,270	193,267	4,327,678	3,995,962	569,420
Mobile marketing	30,705	30,735	4,380	88,762	99,320	14,153
Mobile games	7,864	—	—	14,169	432	62
Other services	6,754	1,217	173	19,796	2,758	393

Total net revenues	3,042,847	2,674,664	381,137	8,999,391	7,926,475	1,129,514
Cost and expenses:
Cost of revenues	(1,771,530)	(1,623,723)	(231,379)	(5,255,277)	(4,722,520)	(672,954)
Research and development	(201,693)	(196,382)	(27,984)	(653,145)	(581,741)	(82,897)
Sales and marketing	(373,942)	(354,881)	(50,570)	(1,110,253)	(1,013,081)	(144,363)
General and administrative	(113,896)	(111,174)	(15,842)	(376,981)	(364,037)	(51,875)

Total cost and expenses	(2,461,061)	(2,286,160)	(325,775)	(7,395,656)	(6,681,379)	(952,089)
Other operating income, net	39,971	22,221	3,166	99,284	50,988	7,266

Income from operations	621,757	410,725	58,528	1,703,019	1,296,084	184,691
Interest income	96,791	134,875	19,220	311,899	386,919	55,136
Interest expense	(19,293)	(34,809)	(4,960)	(41,671)	(91,000)	(12,967)
Other gain or loss, net	—	—	—	4,565	(43,870)	(6,251)

Income before income tax and share of income (loss) on equity method investments	699,255	510,791	72,788	1,977,812	1,548,133	220,609
Income tax expenses	(158,064)	(95,298)	(13,580)	(446,646)	(755,525)	(107,661)

Income before share of income (loss) on equity method investments	541,191	415,493	59,208	1,531,166	792,608	112,948
Share of income (loss) on equity method investments	974	33,876	4,827	(31,940)	59,730	8,511

Net income	542,165	449,369	64,035	1,499,226	852,338	121,459

Less: net loss attributable to non-controlling interest	(4,263)	—	—	(5,886)	—	—

Net income attributable to the shareholders of Hello Group Inc.	546,428	449,369	64,035	1,505,112	852,338	121,459

Net income per share attributable to ordinary shareholders
Basic	1.44	1.29	0.18	3.98	2.36	0.34
Diluted	1.37	1.23	0.18	3.76	2.26	0.32
Weighted average shares used in calculating net income per ordinary share
Basic	379,292,110	347,943,851	347,943,851	378,085,030	361,613,017	361,613,017
Diluted	398,296,690	365,942,405	365,942,405	405,490,366	377,697,017	377,697,017

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	Ended September 30			Ended September 30
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	542,165	449,369	64,035	1,499,226	852,338	121,459
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	6,032	(287,150)	(40,919)	116,188	(190,687)	(27,173)

Comprehensive income	548,197	162,219	23,116	1,615,414	661,651	94,286
Less: comprehensive (loss) income attributed to the non-controlling interest	(3,141)	(6,400)	(912)	5,377	(2,114)	(301)

Comprehensive income attributable to Hello Group Inc.	551,338	168,619	24,028	1,610,037	663,765	94,587

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	September 30	September 30
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	5,620,466	3,301,235	470,422
Short-term deposits	1,270,626	2,840,310	404,741
Restricted cash	10,147	4,084,937	582,099
Accounts receivable, net of allowance for doubtful accounts of RMB12,780 and RMB12,490 as of December 31, 2023 and September 30, 2024, respectively	201,517	186,374	26,558
Amounts due from related parties	7,258	—	—
Prepaid expenses and other current assets	723,364	1,008,208	143,668

Total current assets	7,833,378	11,421,064	1,627,488
Long-term deposits	3,924,975	3,354,400	477,998
Long-term restricted cash	2,652,299	1,201,311	171,185
Right-of-use assets, net	109,572	288,193	41,067
Property and equipment, net	659,033	879,996	125,398
Intangible assets, net	17,086	13,247	1,888
Rental deposits	12,962	13,257	1,889
Long-term investments	786,911	783,521	111,651
Amounts due from RPT-non current	20,000	—	—
Other non-current assets	180,052	161,702	23,042
Deferred tax assets	31,741	35,938	5,121

Total assets	16,228,009	18,152,629	2,586,727

Liabilities and equity
Current liabilities
Accounts payable	616,681	608,607	86,723
Deferred revenue	442,805	443,036	63,132
Accrued expenses and other current liabilities	630,617	600,435	85,561
Amounts due to related parties	4,314	—	—
Lease liabilities due within one year	60,008	154,969	22,083
Income tax payable	94,719	93,432	13,314
Deferred consideration in connection with business acquisitions	27,261	26,945	3,840
Convertible Senior Notes-current	—	19,394	2,764
Long-term borrowings, current portion	215,615	1,938,385	276,218
Short-term borrowings	—	2,365,535	337,086

Total current liabilities	2,092,020	6,250,738	890,721
Deferred tax liabilities	24,987	323,362	46,079
Convertible Senior Notes	19,571	—	—
Long-term borrowings	1,938,385	—	—
Lease liabilities	52,171	142,803	20,349
Other non-current liabilities	114,085	130,359	18,576

Total liabilities	4,241,219	6,847,262	975,725
Shareholder’s equity (i)	11,986,790	11,305,367	1,611,002

Total liabilities and shareholder’s equity	16,228,009	18,152,629	2,586,727

(i):	As of September 30, 2024, the number of ordinary shares outstanding was 344,219,472.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended September 30			First nine months Ended September 30
	2023 RMB	2024 RMB	2024 US$	2023 RMB	2024 RMB	2024 US$
Cash flows from operating activities:
Net income	542,165	449,369	64,035	1,499,226	852,338	121,459
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	17,467	13,144	1,873	59,098	40,979	5,839
Amortization of intangible assets	1,279	1,279	182	3,837	3,837	547
Share-based compensation	59,472	43,951	6,264	204,877	150,079	21,385
Share of (income) loss on equity method investments	(974)	(33,876)	(4,827)	31,940	(59,730)	(8,511)
Gain on repurchase of convertible senior notes	—	—	—	(4,565)	—	—
Cash received on distributions from equity method investments	718	—	—	2,067	1,197	171
Loss on long-term investments	—	—	—	—	43,870	6,251
Gain or loss on disposal of property and equipment	(60)	(142)	(20)	(520)	(62)	(9)
Provision of (income) loss on receivable and other assets	(133)	1,754	250	10,071	3,675	524
Changes in operating assets and liabilities:
Accounts receivable	10,749	(3,876)	(552)	(9,916)	11,952	1,703
Prepaid expenses and other current assets	(96,572)	(97,212)	(13,853)	98,294	(91,846)	(13,088)
Amounts due from related parties	(27,114)	—	—	(27,059)	—	—
Rental deposits	1,301	493	70	2,252	(309)	(44)
Deferred tax assets	415	(117)	(17)	872	(4,195)	(598)
Other non-current assets	(50,578)	22,945	3,270	(27,639)	(183,398)	(26,134)
Accounts payable	6,987	16,036	2,285	38,825	(15,710)	(2,239)
Income tax payable	24,215	35,209	5,017	20,496	(1,288)	(184)
Deferred revenue	11,736	(838)	(119)	(11,137)	568	81
Accrued expenses and other current liabilities	15,374	(3,390)	(483)	(172,186)	61,357	8,743
Amount due to related parties	(8,401)	—	—	(5,504)	—	—
Deferred tax liabilities	47,681	(85,088)	(12,125)	130,198	294,333	41,942
Other non-current liabilities	26,741	(18,688)	(2,663)	17,757	108,705	15,490

Net cash provided by operating activities	582,468	340,953	48,587	1,861,284	1,216,352	173,328
Cash flows from investing activities:
Purchase of property and equipment	(238,219)	(19,796)	(2,821)	(259,463)	(263,814)	(37,593)
Payment for long-term investments	—	(28,000)	(3,990)	(9,000)	(33,250)	(4,738)
Purchase of short-term deposits	(531,214)	(2,133,086)	(303,962)	(1,028,556)	(2,133,086)	(303,962)
Cash received on maturity of short-term deposits	1,900,000	—	—	5,409,820	1,081,016	154,044
Cash received on investment income distribution	—	—	—	1,517	—	—
Purchase of long-term deposits	(2,498,860)	—	—	(3,848,860)	(718,860)	(102,437)
Cash received on maturity of long-term deposits	1,700,000	—	—	1,700,000	718,860	102,437
Cash received from sales of long-term investment	15,000	—	—	15,000	2,000	285
Loan to a third-party company	—	(96,680)	(13,777)	—	(96,680)	(13,777)
Other investing activities	137	212	30	1,822	895	128

Net cash provided by (used in) investing activities	346,844	(2,277,350)	(324,520)	1,982,280	(1,442,919)	(205,613)
Cash flows from financing activities:
Proceeds from exercise of share options	551	4	1	570	17	2
Repurchase of ordinary shares	(58,767)	(265,441)	(37,825)	(62,004)	(772,263)	(110,047)
Repurchase of subsidiary’s share options	(223)	—	—	(4,319)	—	—
Dividends payment	—	—	—	(937,249)	(716,302)	(102,072)
Proceeds from short-term borrowings	—	1,033,900	147,330	—	2,365,535	337,086
Proceeds from long-term borrowings	2,154,000	—	—	2,154,000	—	—
Repayment of long-term borrowings	—	(215,400)	(30,694)	—	(215,615)	(30,725)
Payment for redemption of convertible bonds	(86,932)	—	—	(2,679,942)	—	—

Net cash provided by (used in) financing activities	2,008,629	553,063	78,812	(1,528,944)	661,372	94,244
Effect of exchange rate changes	(7,837)	(178,773)	(25,478)	128,597	(130,234)	(18,559)

Net increase (decrease) in cash and cash equivalents	2,930,104	(1,562,107)	(222,599)	2,443,217	304,571	43,400
Cash, cash equivalents and restricted cash at the beginning of period	4,711,714	10,149,590	1,446,305	5,198,601	8,282,912	1,180,306
Cash, cash equivalents and restricted cash at the end of period	7,641,818	8,587,483	1,223,706	7,641,818	8,587,483	1,223,706

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1. Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months			Three months			Three months
	Ended September 30, 2023			Ended September 30, 2024			Ended September 30, 2024
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,771,530)	1,211	(1,770,319)	(1,623,723)	2,143	(1,621,580)	(231,379)	305	(231,074)
Research and development	(201,693)	14,993	(186,700)	(196,382)	11,030	(185,352)	(27,984)	1,573	(26,411)
Sales and marketing	(373,942)	5,854	(368,088)	(354,881)	4,774	(350,107)	(50,570)	680	(49,890)
General and administrative	(113,896)	37,414	(76,482)	(111,174)	26,004	(85,170)	(15,842)	3,706	(12,136)

Cost and operating expenses	(2,461,061)	59,472	(2,401,589)	(2,286,160)	43,951	(2,242,209)	(325,775)	6,264	(319,511)
Income from operations	621,757	59,472	681,229	410,725	43,951	454,676	58,528	6,264	64,792
Net income attributable to Hello Group Inc.	546,428	59,472	605,900	449,369	43,951	493,320	64,035	6,264	70,299

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1. Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First nine months			First nine months			First nine months
	Ended September 30, 2023			Ended September 30, 2024			Ended September 30, 2024
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(5,255,277)	4,398	(5,250,879)	(4,722,520)	5,821	(4,716,699)	(672,954)	829	(672,125)
Research and development	(653,145)	51,186	(601,959)	(581,741)	33,328	(548,413)	(82,897)	4,749	(78,148)
Sales and marketing	(1,110,253)	20,413	(1,089,840)	(1,013,081)	15,040	(998,041)	(144,363)	2,143	(142,220)
General and administrative	(376,981)	128,880	(248,101)	(364,037)	95,890	(268,147)	(51,875)	13,664	(38,211)

Cost and operating expenses	(7,395,656)	204,877	(7,190,779)	(6,681,379)	150,079	(6,531,300)	(952,089)	21,385	(930,704)
Income from operations	1,703,019	204,877	1,907,896	1,296,084	150,079	1,446,163	184,691	21,385	206,076
Net income attributable to Hello Group Inc.	1,505,112	204,877	1,709,989	852,338	150,079	1,002,417	121,459	21,385	142,844

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended September 30, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	1,219,890	66,552	—	1,286,442	183,317
Value-added service	1,219,115	137,155	—	1,356,270	193,267
Mobile marketing	22,368	8,367	—	30,735	4,380
Other services	899	—	318	1,217	173

Total net revenues	2,462,272	212,074	318	2,674,664	381,137
Cost and expenses (ii):
Cost of revenues	(1,523,515)	(100,171)	(37)	(1,623,723)	(231,379)
Research and development	(160,161)	(36,221)	—	(196,382)	(27,984)
Sales and marketing	(298,630)	(55,033)	(1,218)	(354,881)	(50,570)
General and administrative	(103,438)	(7,175)	(561)	(111,174)	(15,842)

Total cost and expenses	(2,085,744)	(198,600)	(1,816)	(2,286,160)	(325,775)
Other operating income	21,021	1,200	—	22,221	3,166

Income (loss) from operations	397,549	14,674	(1,498)	410,725	58,528
Interest income	134,605	268	2	134,875	19,220
Interest expense	(34,809)	—	—	(34,809)	(4,960)

Income (loss) before income tax and share of income on equity method investments	497,345	14,942	(1,496)	510,791	72,788
Income tax expenses	(94,777)	(521)	—	(95,298)	(13,580)

Income (loss) before share of income on equity method investments	402,568	14,421	(1,496)	415,493	59,208
Share of income on equity method investments	33,876	—	—	33,876	4,827

Net income (loss)	436,444	14,421	(1,496)	449,369	64,035

(ii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months Ended September 30, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	2,143	—	—	2,143	305
Research and development	10,533	497	—	11,030	1,573
Sales and marketing	4,774	—	—	4,774	680
General and administrative	26,002	2	—	26,004	3,706

Total cost and expenses	43,452	499	—	43,951	6,264

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended September 30, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	397,549	14,674	(1,498)	410,725	58,528
Share-based compensation	43,452	499	—	43,951	6,264

Non-GAAP income (loss) from operations	441,001	15,173	(1,498)	454,676	64,792
Net income (loss)	436,444	14,421	(1,496)	449,369	64,035
Share-based compensation	43,452	499	—	43,951	6,264

Non-GAAP net income (loss)	479,896	14,920	(1,496)	493,320	70,299

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended September 30, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$[1]
Net revenues:
Live video service	1,410,844	119,953	—	1,530,797	209,813
Value-added service	1,298,329	168,398	—	1,466,727	201,031
Mobile marketing	24,039	6,666	—	30,705	4,208
Mobile games	7,864	—	—	7,864	1,078
Other services	1,981	—	4,773	6,754	927

Total net revenues	2,743,057	295,017	4,773	3,042,847	417,057
Cost and expenses (iii):
Cost of revenues	(1,606,261)	(145,346)	(19,923)	(1,771,530)	(242,808)
Research and development	(151,649)	(50,044)	—	(201,693)	(27,644)
Sales and marketing	(298,919)	(71,978)	(3,045)	(373,942)	(51,253)
General and administrative	(105,339)	(5,656)	(2,901)	(113,896)	(15,611)

Total cost and expenses	(2,162,168)	(273,024)	(25,869)	(2,461,061)	(337,316)
Other operating income, net	37,750	1,985	236	39,971	5,478

Income (loss) from operations	618,639	23,978	(20,860)	621,757	85,219
Interest income	96,680	94	17	96,791	13,266
Interest expense	(19,293)	—	—	(19,293)	(2,644)

Income (loss) before income tax and share of income on equity method investments	696,026	24,072	(20,843)	699,255	95,841
Income tax expenses	(156,992)	(1,072)	—	(158,064)	(21,664)

Income (loss) before share of income on equity method investments	539,034	23,000	(20,843)	541,191	74,177
Share of income on equity method investments	974	—	—	974	133

Net income (loss)	540,008	23,000	(20,843)	542,165	74,310

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months Ended September 30, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	1,207	4	—	1,211	166
Research and development	11,401	3,592	—	14,993	2,055
Sales and marketing	5,854	—	—	5,854	802
General and administrative	37,406	8	—	37,414	5,128

Total cost and expenses	55,868	3,604	—	59,472	8,151

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the effective noon buying rate for September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended September 30, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	618,639	23,978	(20,860)	621,757	85,219
Share-based compensation	55,868	3,604	—	59,472	8,151

Non-GAAP income (loss) from operations	674,507	27,582	(20,860)	681,229	93,370
Net income (loss)	540,008	23,000	(20,843)	542,165	74,310
Share-based compensation	55,868	3,604	—	59,472	8,151

Non-GAAP net income (loss)	595,876	26,604	(20,843)	601,637	82,461

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2024
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	3,590,747	237,256	—	3,828,003	545,486
Value-added service	3,573,860	422,102	—	3,995,962	569,420
Mobile marketing	71,397	27,923	—	99,320	14,153
Mobile games	432	—	—	432	62
Other services	1,915	—	843	2,758	393

Total net revenues	7,238,351	687,281	843	7,926,475	1,129,514
Cost and expenses (iv):
Cost of revenues	(4,408,264)	(314,217)	(39)	(4,722,520)	(672,954)
Research and development	(462,202)	(119,539)	—	(581,741)	(82,897)
Sales and marketing	(836,410)	(171,988)	(4,683)	(1,013,081)	(144,363)
General and administrative	(339,578)	(23,744)	(715)	(364,037)	(51,875)

Total cost and expenses	(6,046,454)	(629,488)	(5,437)	(6,681,379)	(952,089)
Other operating income	49,037	1,925	26	50,988	7,266

Income (loss) from operations	1,240,934	59,718	(4,568)	1,296,084	184,691
Interest income	386,340	573	6	386,919	55,136
Interest expense	(91,000)	—	—	(91,000)	(12,967)
Other gain or loss, net	(43,870)	—	—	(43,870)	(6,251)

Income (loss) before income tax and share of income on equity method investments	1,492,404	60,291	(4,562)	1,548,133	220,609
Income tax expenses	(753,721)	(1,804)	—	(755,525)	(107,661)

Income (loss) before share of income on equity method investments	738,683	58,487	(4,562)	792,608	112,948
Share of income on equity method investments	59,730	—	—	59,730	8,511

Net income (loss)	798,413	58,487	(4,562)	852,338	121,459

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	Ended September 30, 2024
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	5,817	4	—	5,821	829
Research and development	28,496	4,832	—	33,328	4,749
Sales and marketing	15,040	—	—	15,040	2,143
General and administrative	95,874	16	—	95,890	13,664

Total cost and expenses	145,227	4,852	—	150,079	21,385

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2024
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	1,240,934	59,718	(4,568)	1,296,084	184,691
Share-based compensation	145,227	4,852	—	150,079	21,385

Non-GAAP income (loss) from operations	1,386,161	64,570	(4,568)	1,446,163	206,076
Net income (loss)	798,413	58,487	(4,562)	852,338	121,459
Share-based compensation	145,227	4,852	—	150,079	21,385

Non-GAAP net income (loss)	943,640	63,339	(4,562)	1,002,417	142,844

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	4,144,164	404,822	—	4,548,986	623,490
Value-added service	3,821,183	506,495	—	4,327,678	593,158
Mobile marketing	75,730	13,032	—	88,762	12,166
Mobile games	14,169	—	—	14,169	1,942
Other services	14,577	—	5,219	19,796	2,713

Total net revenues	8,069,823	924,349	5,219	8,999,391	1,233,469
Cost and expenses (v):
Cost of revenues	(4,765,127)	(469,111)	(21,039)	(5,255,277)	(720,296)
Research and development	(483,997)	(169,148)	—	(653,145)	(89,521)
Sales and marketing	(894,462)	(210,208)	(5,583)	(1,110,253)	(152,173)
General and administrative	(349,614)	(19,600)	(7,767)	(376,981)	(51,670)

Total cost and expenses	(6,493,200)	(868,067)	(34,389)	(7,395,656)	(1,013,660)
Other operating income	95,876	3,110	298	99,284	13,608

Income (loss) from operations	1,672,499	59,392	(28,872)	1,703,019	233,417
Interest income	311,157	656	86	311,899	42,749
Interest expense	(41,671)	—	—	(41,671)	(5,711)
Other gain or loss, net	4,565	—	—	4,565	626

Income (loss) before income tax and share of loss on equity method investments	1,946,550	60,048	(28,786)	1,977,812	271,081
Income tax expenses	(443,175)	(3,471)	—	(446,646)	(61,218)

Income (loss) before share of loss on equity method investments	1,503,375	56,577	(28,786)	1,531,166	209,863
Share of loss on equity method investments	(31,940)	—	—	(31,940)	(4,378)

Net income (loss)	1,471,435	56,577	(28,786)	1,499,226	205,485

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	Ended September 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	4,262	136	—	4,398	603
Research and development	36,793	14,393	—	51,186	7,016
Sales and marketing	20,408	5	—	20,413	2,798
General and administrative	128,856	24	—	128,880	17,664

Total cost and expenses	190,319	14,558	—	204,877	28,081

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,672,499	59,392	(28,872)	1,703,019	233,417
Share-based compensation	190,319	14,558	—	204,877	28,081

Non-GAAP operating income (loss)	1,862,818	73,950	(28,872)	1,907,896	261,498
Net income (loss)	1,471,435	56,577	(28,786)	1,499,226	205,485
Share-based compensation	190,319	14,558	—	204,877	28,081

Non-GAAP net income (loss)	1,661,754	71,135	(28,786)	1,704,103	233,566